SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

ASCENT CAPITAL GROUP, INC.
__________________________________________________________________
(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 043632 108
Series B Common Stock: 043632 207

(CUSIP Numbers)

William R. Fitzgerald
c/o Ascent Capital Group, Inc.
5251 DTC Parkway
Suite 1000
Greenwood Village, Colorado 80111
(303) 628-5600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
June 30, 2014

(Date of Events Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	043632108 (ASCMA)
043632207 (ASCMB)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William R. Fitzgerald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER Series A Common Stock: 512,401 (1)(2)(3)(4)(5) Series B Common Stock: 112,374 (3)
	8	SHARED VOTING POWER Series A Common Stock: 0 Series B Common Stock: 0
	9	SOLE DISPOSITIVE POWER Series A Common Stock: 512,401 (1)(2)(3)(4)(5) Series B Common Stock: 112,374 (3)
	10	SHARED DISPOSITIVE POWER Series A Common Stock: 0 Series B Common Stock: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Common Stock: 512,401 (1)(2)(3)(4)(5) Series B Common Stock: 112,374 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Common Stock: 3.7% (5)(6) Series B Common Stock: 29.2% (6)
14	TYPE OF REPORTING PERSON IN

(1) Includes beneficial ownership of 373,198 shares of Series A Common Stock that may be acquired upon exercise of stock options exercisable within 60 days of July 1, 2014.
(2) Includes 137,933 restricted shares of Series A Common Stock which remain subject to vesting as of July 1, 2014.
(3) Includes (i) 11,109 shares of Series A Common Stock and (ii) 16,919 shares of Series B Common Stock owned by the William R. Fitzgerald Irrevocable 2012 Trust (the “WRF Trust”), of which Mr. Fitzgerald’s wife is the voting trustee.
(4) Includes 23,210 shares of Series A Common Stock held in a grantor retained annuity trust, over which Mr. Fitzgerald has sole voting power.
(5) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock owned by Mr. Fitzgerald or the WRF Trust; however, if such shares of Series B Common Stock were converted and the corresponding shares of Series A Common Stock were included, Mr. Fitzgerald would have sole voting and dispositive power over 624,775 shares of Series A Common Stock, and the percent of Series A Common Stock, as a series, represented by Mr. Fitzgerald's beneficial ownership would be approximately 4.4%, in each case subject to the relevant footnotes set forth herein.
(6) As of April 25, 2014, the Issuer had 13,866,447 shares of Series A Common Stock and 384,212 shares of Series B Common Stock outstanding, based on the Issuer’s Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on May 9, 2014 and, as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Fitzgerald and exercisable within 60 days after July 1, 2014. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Fitzgerald may be deemed to beneficially own voting equity securities representing approximately 9.2% of the voting power with respect to the general election of directors of the Issuer based on the number of shares outstanding specified above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. )

Statement of
WILLIAM R. FITZGERALD
Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of
ASCENT CAPITAL GROUP, INC.

Item 1.        Security and Issuer.
William R. Fitzgerald (“Mr. Fitzgerald”) is filing this Statement on a Schedule 13D (the “Statement”) with respect to the following series of common stock of Ascent Capital Group, Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Fitzgerald:

(a)	Series A common stock, par value $0.01 per share (“Series A Common Stock”); and

(b)	Series B common stock, par value $0.01 per share (“Series B Common Stock” and, together with the Series A common stock, the “Common Stock”).
The Issuer’s executive offices are located at 5251 DTC Parkway, Suite 1000, Greenwood Village, Colorado 80111.
Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock. At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. The shares of Series A Common Stock are not convertible. The holders of Series A Common Stock and Series B Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of Series B Common Stock are entitled to 10 votes per share and the holders of Series A Common Stock are entitled to one vote per share.

Item 2.        Identity and Background.
The reporting person is William R. Fitzgerald, whose business address is c/o Ascent Capital Group, Inc., 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111. Mr. Fitzgerald is Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Fitzgerald also serves as a director of the Issuer’s principal operating subsidiary, Monitronics International, Inc., and a director of Piper Jaffray Companies.
During the last five years, Mr. Fitzgerald has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Fitzgerald is a citizen of the United States of America.

Item 3.        Source and Amount of Funds.
Pursuant to a Stock Exchange Agreement, dated as of June 30, 2014, by and between Mr. Fitzgerald and William R. Fitzgerald 2012 Irrevocable Trust, dated 12/6/12 (the “WRF Trust”), on the one hand, and Columbus Holding LLC (“Columbus”), which is jointly owned by John C. Malone (“Mr. Malone”) and his wife, on the other hand (the “Stock Exchange Agreement”), Columbus exchanged an aggregate of 103,041 shares of Series B Common Stock in a private transaction for an aggregate of 113,345 shares of Series A Common Stock held by Mr. Fitzgerald and the WRF Trust.
The foregoing is a summary of the terms of the Stock Exchange Agreement, which is attached hereto as Exhibit 7(a) and is incorporated by reference herein.
Item 4.        Purpose of the Transaction.
The information contained in Item 3 of this Statement is incorporated herein by reference.
Pursuant to a letter agreement, dated as of June 30, 2014, among Mr. Malone, the Tracy M. Amonette Trust A, the Evan D. Malone Trust A (collectively with the Tracy M. Amonette Trust A, the “Trusts”) and Mr. Fitzgerald (the “Letter Agreement”), until the earlier of (i) December 31, 2018 or (ii) the date on which the parties agree to terminate the Letter Agreement (June 30, 2014 through the earlier of (i) or (ii), the “Term”), Mr. Malone and the Trusts will, and will cause Columbus to, exchange an aggregate of up to 246,647 shares of Series B Common Stock for shares of Series A Common Stock held by Mr. Fitzgerald offered for exchange from time to time at an exchange ratio of one share of Series B Common Stock for each 1.1 shares of Series A Common Stock. During the Term of the Letter Agreement, the Trusts and Mr. Malone will not, and Mr. Malone will cause Columbus not to, transfer any shares of Series B Common Stock, except (x) in connection with the exercise of Mr. Fitzgerald’s rights in the event of a proposed sale (as described below) and, (y) in the case of Mr. Malone, a transfer to his wife, any marital trust for her benefit, or any charitable organization under Mr. Malone’s control, so long as such transferee agrees in writing to be bound by, and assume all of Mr. Malone’s obligations under, the Letter Agreement (such transferee pursuant to clause (y) a “Permitted Transferee”). During the Term of the Letter Agreement, if Mr. Malone, Columbus, the Trusts or any Permitted Transferee proposes to transfer any shares of Series B Common Stock to a third party, Mr. Fitzgerald will have an exclusive right to negotiate to purchase such shares of Series B Common Stock, and if the parties fail to come to an agreement and Mr. Malone, the Trusts or any Permitted Transferee subsequently intends to enter into a sale transaction with a third party, Mr. Fitzgerald will have a right to match the offer made by such third party.

The foregoing is a summary of the terms of the Letter Agreement, which is attached hereto as Exhibit 7(b) and is incorporated by reference herein.
Other than as provided in this Statement, Mr. Fitzgerald does not have any present plans or proposals which relate to or would result in: (a) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (i) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (j) any action similar to any of those enumerated above.
Notwithstanding the foregoing, Mr. Fitzgerald may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Fitzgerald will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Fitzgerald, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.        Interest in Securities of the Issuer.
(a)    After giving effect to the exchange, Mr. Fitzgerald beneficially owns (without giving effect to the conversion of Series B Common Stock into Series A Common Stock) (i) 512,401 shares of Series A Common Stock (including (A) 11,109 shares held by the WRF Trust of which Mr. Fitzgerald’s wife is the voting trustee; (B) 23,210 shares held in a grantor retained annuity trust, over which Mr. Fitzgerald has sole voting power; (C) 373,198 shares that may be acquired within 60 days after July 1, 2014 pursuant to stock options; and (D) 137,933 restricted shares which remain subject to vesting as of July 1, 2014), which represent approximately 3.7% of the outstanding shares of Series A Common Stock; and (ii) 112,374 shares of Series B Common Stock (including 16,919 shares held by the WRF Trust of which Mr. Fitzgerald’s wife is the voting trustee), which represent approximately 29.2% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 13,866,447 shares of Series A Common Stock and 384,212 shares of Series B Common Stock outstanding, based on the Issuer’s Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on May 9, 2014 and, as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Fitzgerald and exercisable within 60 days after July 1, 2014. Accordingly, Mr. Fitzgerald may be deemed to beneficially own voting equity securities representing approximately 9.2% of the voting power with respect to the general election of directors of the Issuer.
(b)    Mr. Fitzgerald, the WRF Trust and the grantor retained annuity trust each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock.
(c)    On June 9, 2014, Mr. Fitzgerald purchased 300 shares of Series B Common Stock in an open market transaction at a price per share of $65.00. On June 25, 2014, Mr. Fitzgerald purchased 4 shares of Series B Common Stock in an open market transaction at a price per share of $65.00. On July 1, 2014, 597 shares of Series A Common Stock were withheld by the Issuer in payment of a tax liability incident to the vesting of restricted shares at a price per share of $66.40. Except as described in this Statement, neither Mr. Fitzgerald nor, to his knowledge, the WRF Trust or the grantor retained annuity trust has executed any transactions in respect of the Common Stock within the last sixty days.
(d)    Not Applicable.
(e)    Not Applicable.
Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information contained in Item 4 of this Statement is incorporated herein by reference.
Item 7.        Material to be Filed as Exhibits.

7(a)
Stock Exchange Agreement, dated as of June 30, 2014, by and between William R. Fitzgerald and William R. Fitzgerald 2012 Irrevocable Trust, dated 12/6/12, on the one hand, and Columbus Holding LLC, on the other hand.

7(b)	Letter Agreement, dated as of June 30, 2014, among Mr. Malone, the Tracy M. Amonette Trust A, the Evan D. Malone Trust A and Mr. Fitzgerald.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 10, 2014
/s/ William R. Fitzgerald
William R. Fitzgerald

EXHIBIT INDEX

Exhibit No.	Description
7(a)
Stock Exchange Agreement, dated as of June 30, 2014, by and between William R. Fitzgerald and William R. Fitzgerald 2012 Irrevocable Trust, dated 12/6/12, on the one hand, and Columbus Holding LLC, on the other hand.

7(b)	Letter Agreement, dated as of June 30, 2014, among Mr. Malone, the Tracy M. Amonette Trust A, the Evan D. Malone Trust A and Mr. Fitzgerald.